February 25, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:  Mr. Derek B. Swanson

Re:	Iteris, Inc. (formerly known as Iteris Holdings, Inc.)
Registration Statement on Form S-3 filed January 10, 2005
(File No. 333-121942)

Form 8-K filed October 12, 2004 (File No. 0-10605)

Dear Mr.Swanson:

We are in receipt of the additional comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 4, 2005 (the “SEC Comment Letter”) regarding our November 12, 2004 responses to the Commission’s comment letter of October 28, 2004, regarding the Form 8-K filed by Iteris, Inc. (the “Company” or “Iteris”) on October 12, 2004.  We are responding to the SEC Comment Letter on behalf of the Company as set forth below.  The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.  All factual representations in this letter are based upon information provided to us by the Company.

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1.             We note from your supplemental materials that Ernst & Young identified numerous significant deficiencies in the design or operation of the company’s internal control that, in its judgment, could “adversely affect” your ability to initiate, record, process, and report financial data consistent with the assertions of management in the consolidated financial statements.  We also note from your response letter dated November 12, 2004, that, despite these significant deficiencies, Iteris does not believe that they represent a material weakness and continues to believe that its disclosure controls and procedures were effective as of September 30, 2004.  In light of the numerous significant deficiencies identified by Ernst & Young in the June 8, 2004 Management Letter, it is unclear why the company believes its disclosure controls and procedures are effective as of September 30, 2004.  In particular, we note the following deficiencies in your response letter and in Ernst & Young’s 2004 Management Letter:

•                  the excessive length of time required to close your books;

•                  the lack of communication of important transactions that occurred during the period giving rise to matters being identified at or near the filing of your Form 10-K;

•                  the lack of detailed listing of required reconciliations and account analysis required to close the books;

•                  delays in the closing of the books and completing account reconciliations and analysis in a timely manner and the continuous recording of adjusting entries and accruals through the date of the filing of the Form 10-K, resulting in a need to “audit a moving target;”

•                  the heavy involvement of the professional service providers in the closing process and filing of the Form 10-K; and

•                  the significant rework of account reconciliations and analysis.

Accordingly, tell us in detail why you still believe that your disclosure controls and procedures are effective and the basis for your belief that the significant deficiencies, either individually or in the aggregate, do not rise to the level of a material weakness.  To the extent you now believe that the disclosure controls and procedures are not effective, revise your periodic reports as appropriate.

As previously stated, the Company believes that its disclosure controls and procedures are effective and that the reportable condition noted by Ernst & Young (“E&Y”) in its management letter resulted from unusual circumstances, which do not represent a material weakness in the Company’s internal controls.  In fact, on June 24, 2004, immediately prior to the filing of the Company’s annual report on Form 10-K, E&Y met with the Company’s Audit Committee and informed the Audit Committee that it was not aware of any material weakness in the Company’s internal controls.  Moreover, although the Company received the management letter from E&Y in late September 2004 after the Company had advised E&Y that it intended to seek competitive bids for the Company’s audit and tax work, primarily in an effort to reduce the Company’s overall costs, at no time did E&Y allege that there was a material weakness in the Company’s internal controls.  E&Y re-confirmed in October 2004, in connection with the filing of the Company’s Current Report on Form 8-K relating to the change in auditors, that it was not alleging that there was a material weakness in the Company’s internal controls.

The delays in the reporting process during the period noted in the management letter were primarily the result of the following one-time events: (i) transitional issues related to the replacement of the controller of the Company with the controller of the Iteris, Inc. subsidiary (the “Iteris Subsidiary”) and the subsequent promotion of that controller to the Company’s chief financial officer; (ii) the Company’s recent divestiture of multiple business units and reorganization of the Company’s business; and (iii) the travel schedules of key management during the audit and review process.  In addition, as further described in the response to Comment Number 3 below, the adjustments and reconciliations referred to by E&Y were generally due to differences in judgment, which were often subjective, relating to accruals and reserves.

The Company believes that its disclosure controls and procedures are effective in timely alerting them to material information regarding the ongoing business of the Company, and the management team was and continues to be actively involved in the preparation of the Company’s public reports.

2.             Please advise us of the basis for management’s conclusion that as of September 30, 2004 there were no changes in the company’s internal control over financial reporting that have materially affected, or which are reasonably likely to materially affect, the company’s internal control over financial reporting.  While we recognize that Ernst & Young identified various significant deficiencies in its report to management for the year ended March 31, 2004, and that your company did not receive the Ernst & Young report until late September 2004, we also note your discussion, in your response to our prior comment 5, of what appear to be various changes in your internal control over financial reporting which have recently been implemented.

As previously noted, the management of the Company believes the Company’s disclosure controls and procedures were and are effective in timely alerting them to the material information required to be included in reports that the Company files or submits with the Commission under the Securities Exchange Act of 1934, as amended; however, the Company does supplement and enhance its controls and procedures based on internal and external recommendations and analyses.  As noted in the SEC’s comment, the Company did not receive E&Y’s management letter until late September 2004.  As such, although the Company subsequently supplemented its disclosure controls and identified changes to be made, primarily relating to better documentation of the performance of certain controls, the Company does not believe that the changes made as of September 30, 2004 constitute material changes to its internal control over financial reporting.

3.             Please provide a list of adjusting journal entries made prior to filing the Form 10-K for the year ended March 31, 2004, as referenced on page 1 of Ernst & Young’s 2004 Management Letter.

The adjustments made prior to the filing of the Form 10-K were generally due to the following:  (i) differences in judgment; (ii) reclassification issues; (iii) changes in analyses; and (iv) transitional issues.  The aggregate effect of such adjustments on the Company’s statement of operations was a decrease of $94,245 to the statement of operations when not including the compensation expense described in the response to Comment Number 4 below, and a decrease of $107,245 if including such expense.  In addition, there were a few adjustments that had no impact on the statement of operations.  The net effect of such adjustments was a decrease in cash of $53,406, a reduction to additional paid-in-capital of $80,551 and an increase in current liabilities of $27,145.

A significant portion of the adjustments made prior to the filing of the Form 10-K were due to differences in judgment or opinion, especially those relating to accruals and reserves, which are often subjective.  The Company had continued to accrue reserves in certain categories based on historical practice and/or the information then available to it.  Based on various analyses, during the 2004 audit, E&Y determined that the Company had overaccrued in certain categories and requested that the Company make adjustments to its reserves.  E&Y’s analyses also resulted in different inventory values.  The Company complied with all requests for adjustments to its reserves and inventory values.  The net impact on the Company’s statement of operations was an increase of $108,101.

E&Y also requested adjustments based on changes in their own analyses, which resulted in adjustments and entries that were not required or made in prior years.  Contrary to prior practice, E&Y requested that the Company (i) capitalize labor and overhead in Inventory - Finished Goods, (ii) change the cut-off date of systems consulting revenues, and (iii) accrue for and record certain liabilities (including its own audit fees) which the Company had never previously accrued or recorded, as applicable.  The adjustments resulted in an increase of $6,499 to the Company’s statement of operations.

The remaining adjustments affecting the Company’s statement of operations were principally related to transitional issues resulting from the changes in the offices of controller and chief financial officer of the Company.  Some of the adjustments were due to subjective judgments regarding accruals such as the amounts reserved for health trust expenses of the parent company under its self-insured medical plans and the amounts reserved for state franchise taxes.  Additionally, some adjustments resulted from having better information available at the time of the audit.  The adjustments relating to transitional issues resulted in a decrease to the statement of operations in the amount of $208,845.

A few of the adjustments made in connection with the filing of the Form 10-K for the year ended March 31, 2004 had no impact on the Company’s statement of operations.  For example, the Company had historically accounted for demo inventory as inventory.  For the year ended March 31, 2004, E&Y requested that such inventory be reclassified as a long-term asset rather than inventory.  The Company complied with such request, adding $147,611 to the Long-Term Asset entry and reducing Inventory by the same amount.  There was no impact on total assets, total liabilities or the statement of operations as a result of such adjustment.  The Company also reclassified certain entries for cash, accounts payable and other current liabilities, which resulted in a decrease in cash of $53,406 and a decrease in current liabilities for that amount.  In addition, an adjustment of $80,551 (which included $29,520 for the fees of E&Y) was required to account for certain legal, accounting and printer fees relating to a registration statement, for which invoices were received after March 31, 2004.

4.             Refer to page 9 of Ernst & Young’s 2004 Management Letter.  Tell us in more detail about the stock options and warrants that were “not identified and accounted for correctly.”  Your response should address the following:

•                  the number of options issued and the related grant price and fair market value at the date of issuance;

•                  whether these options were issued to your employees or non-employees and how you accounted for the issuance;

•                  provide the journal entries to record the issuance of such options and warrants; and

•                  provide more details of the transactions related to the issuance of warrants and how you accounted for those transactions.

The only stock option adjustment related to stock options issued by the Iteris Subsidiary in 1999.  Initially, options to purchase an aggregate of 96,563 shares of the Iteris Subsidiary common stock were granted at exercise prices which ranged from $2.67 to $9.07 per share, which represented the fair market value of the underlying Iteris Subsidiary common stock on the respective grant dates.  The options vested over four years.  In previous years, the Iteris Subsidiary had recorded compensation expense of approximately $25,000 per year in connection with the options.  The expense amount had always been recorded in the books of the subsidiary as a closing adjustment and not recorded at the parent level because the amount was deemed to be immaterial.  The compensation expense in the year ended March 31, 2004 was only $13,000 due to certain forfeitures during that year.  Although not deemed material in prior years, E&Y requested that the Company record the $13,000 as compensation expense for the year ended March 31, 2004.

The adjustment relating to warrants related to a commission of $118,127 which was paid to Roth Capital Partners upon the exercise by a warrant holder of warrants issued in 2002 by the Company.  This commission was recorded as a reduction to additional paid-in-capital and a corresponding increase to accrued liabilities.  Roth Capital Partners acted as placement agent in the private placement completed in August 2002 and was entitled to certain payments upon the exercise of the warrants issued in such financing.  A warrant issued in such private placement was exercised on March 31, 2004, thus requiring the payment to Roth Capital and the above-described adjustment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665.  Thank you very much for your assistance with this matter.

Sincerely,

/S/ JOO RYUNG KANG

Joo Ryung Kang